SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of: March 2021
Commission File Number: 001-38705

ALITHYA GROUP INC.
(Translation of Registrant’s name into English)

1100, Robert-Bourassa Boulevard, Suite 400
Montréal, Québec, Canada H3B 3A5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.
Form 20-F    ☒                Form 40-F    ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

EXPLANATORY NOTE
This amendment to a report on Form 6-K is being furnished by Alithya Group inc. solely to update and replace the exhibit 99.1 included in the original report on Form 6-K furnished with the Securities and Exchange Commission on March 24, 2021.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALITHYA GROUP INC.

/s/ Nathalie Forcier
Name: Nathalie Forcier
Title: Chief Legal Officer
Date: March 24, 2021

EXHIBIT INDEX

99.1	Press release of Alithya Group inc. dated March 24, 2021